UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42760

Yimutian Inc.

(Registrant’s Name)

6/F, Building B-6, Block A Zhongguancun
Dongsheng Technology Campus No. 66
Xixiaokou Road
Haidian District, Beijing 100192
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Definitive Agreements

On August 20, 2026, Yimutian Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), together with its wholly-owned subsidiary, Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian”), entered into two definitive agreements as described below.

Equity Purchase Agreement

On August 20, 2026, the Company and Beijing Yimutian entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Ning Zhang and Kuili Zhang (collectively, the “Sellers”), pursuant to which the Company and Beijing Yimutian agreed to acquire control over 100% of the equity interests in Qingdao Xingongguan Holiday Hotel Co., Ltd. (“Qingdao Xingongguan”) through the execution of a series of variable interest entity (“VIE”) agreements. Qingdao Xingongguan is a company incorporated in the People’s Republic of China (the “PRC”) that owns certain commercial and office properties located in Qingdao, Shandong Province, the PRC, with an appraised value of approximately RMB116.2 million.

The aggregate purchase price for the equity interests in Qingdao Xingongguan is US$5,800,000, payable by the Company through the issuance of 9,963,353,184 Class A ordinary shares of the Company to the Sellers. The issuance price was determined based on the average closing price of the Company’s ADSs on the Nasdaq Capital Market for the five trading days immediately preceding the date of the Equity Purchase Agreement, which was US$0.2183 per ADS. As of the date of the Equity Purchase Agreement, each ADS represents 375 Class A ordinary shares of the Company.

The Equity Purchase Agreement provides for an asset cleanup period of up to six months from the date of the agreement, during which the Sellers are required to resolve all debts, encumbrances, and third-party claims on the assets of Qingdao Xingongguan and ensure that the assets are in a condition suitable for the Company’s business operations. The consideration shares will be issued within 30 business days after signing but the relevant share certificate will not be delivered to the Sellers until the completion of the asset cleanup period and the satisfaction of certain conditions, including the execution of VIE agreements.

The Equity Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions. The Equity Purchase Agreement is governed by PRC law, with disputes subject to arbitration before the China International Economic and Trade Arbitration Commission in Beijing.

Asset Purchase Agreement

On August 20, 2026, the Company and Beijing Yimutian entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Zhaodong Guohe Animal Husbandry Co., Ltd. (“Zhaodong Guohe”), pursuant to which the Company agreed to acquire certain land, buildings, and equipment assets (the “Target Assets”) with an aggregate appraised value of approximately RMB143.5 million. The Target Assets are located in Zhaodong, Suihua, Heilongjiang Province, the PRC.

The aggregate purchase price for the Target Assets is US$21,161,390, which was determined by converting the RMB-denominated appraised value at the PBOC mid-rate of RMB 6.7808 per US$1.00 on August 20, 2026. The purchase price is payable by the Company through the issuance of 36,351,449,375 Class A ordinary shares of the Company to Zhaodong Guohe. The issuance price was determined on the same basis as the Equity Purchase Agreement, at US$0.2183 per ADS.

The Asset Purchase Agreement provides for an asset cleanup period of up to six months, during which Zhaodong Guohe is required to resolve all debts and encumbrances on the Target Assets and complete the transfer of the Target Assets to a debt-free entity that will enter into VIE agreements with the Company and Beijing Yimutian.

The Asset Purchase Agreement contains customary representations, warranties, covenants, and indemnification provisions. The Asset Purchase Agreement is governed by PRC law, with disputes subject to arbitration before the China International Economic and Trade Arbitration Commission in Beijing.

The foregoing descriptions of the Equity Purchase Agreement and the Asset Purchase Agreement are qualified in their entirety by reference to the full text of the English translations of such agreements, which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	English Translation of Equity Purchase Agreement, dated August 20, 2026, by and among Yimutian Inc., Beijing Yimutian Network Technology Co., Ltd., Ning Zhang, Kuili Zhang, and Qingdao Xingongguan Holiday Hotel Co., Ltd.
10.2	English Translation of Asset Purchase Agreement, dated August 20, 2026, by and between Yimutian Inc., Beijing Yimutian Network Technology Co., Ltd. and Zhaodong Guohe Animal Husbandry Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yimutian Inc.

By	/s/ Shijie Chen
Name :	Shijie Chen
Title :	Director and Chief Financial Officer

Date: August 26, 2026

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